Transamerica Asset Management 1801 California St., Suite 5200 Denver, Colorado 80202

July 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mark Cowan

Re:	Transamerica ETF Trust (the “Registrant”): Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A, as Filed July 25, 2017 (File Nos. 333-216648 and 811-23237)

Dear Mr. Cowan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Thursday, July 27, 2017, or as soon as practicable thereafter.

In connection with this request, Foreside Fund Services, LLC, the underwriter for the Registrant, has also signed this letter requesting acceleration.

Very truly yours,

Transamerica ETF Trust	Foreside Fund Services, LLC
/s/ Tane Tyler	/s/ Mark Fairbanks
By: Tané Tyler	By: Mark Fairbanks
Title: Vice President and Secretary	Title: Vice President